Exhibit (a)(5)(G)

CONTACT INFORMATION:

Sang-Baek Park

Arigene Co., Ltd.

83-25, Nonhyun-Dong, Kangnam-Gu

Seoul 135-010 Korea

82-2-3444-5777

ARIGENE CO., LTD. ANNOUNCES TERMINATION OF TENDER OFFER

TO PURCHASE AND RETURN OF VALIDLY TENDERED SHARES

OF COMMON STOCK OF TRIMERIS, INC.

SEOUL, KOREA – December 29, 2009 – Arigene Co., Ltd., a Korean corporation traded on the Korean Securities Dealers Association Quotation System (“Arigene”) (KOSDAQ: 067850), today announced the termination of the tender offer for the outstanding common stock of Trimeris, Inc. (“Trimeris”)(Nasdaq: TRMS) by RTM Acquisition Company, a Delaware corporation and a wholly-owned subsidiary of Arigene (“RTM”), which was made pursuant to an Agreement and Plan of Merger dated as of October 2, 2009, and amended as of November 17, 2009, by and among Arigene, RTM and Trimeris, because Arigene was unable to secure sufficient financing for purposes of funding the tender offer and the merger as of the expiration time of the tender offer.

As of the expiration of the tender offer at 5:00 p.m., New York City time, on Monday, December 28, 2009, holders had tendered an aggregate of approximately 19,311,216 shares, or 86.4%, of Trimeris’ common stock. None of the shares of Trimeris common stock validly tendered were purchased in the tender offer. Arigene has instructed the depositary for the tender offer to promptly return all shares of Trimeris common stock previously tendered and not withdrawn to their respective holders.

About Arigene Co., Ltd.

Arigene Co., Ltd. (KOSDAQ: 067850) is a developer, manufacturer and marketer of Ubiquitous Healthcare Systems (U-Healthcare) and related medical equipment in Korea. With its planned acquisition of Trimeris, Inc., Arigene is expanding its business to the broader biotechnology industry.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Trimeris. Arigene has filed a tender offer statement on Schedule TO, as amended, with the SEC and has mailed an offer to purchase, forms of letter of transmittal and related documents to Trimeris stockholders. Trimeris has filed with the SEC and mailed to Trimeris stockholders, a solicitation/recommendation statement on Schedule 14D-9, as amended. These documents contain important information about the tender offer and the merger and stockholders of Trimeris are urged to read them carefully in their entirety, as well as any amendments or supplements to these documents, including the amendment to the Schedule TO filed with the SEC on December 29, 2009 regarding the termination of the tender offer. These materials were sent free of charge to all stockholders of Trimeris. Investors and security holders are also able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by Arigene and Trimeris through the web site maintained by the SEC at www.sec.gov.

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